06050626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIANT RESEARCH CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3998 FAU Boulevard, Suite 120
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. STEVEN ZUM TOBEL (561) 862-5524
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

PROCESSED
THOMSON FINANCIAL
FEB 28 2006

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, E. Steven zum Tobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Research Corporation as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Roger L. Shaffer, Jr.
Commission #DD221351
Expires: Jun 09, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes):**

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) ~~Statement of Income (loss).~~
- ☑ (d) ~~Statement of Cash Flows.~~
- ☑ (e) ~~Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) ~~Computation of Net Capital.~~
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the~~ previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

VARIANT RESEARCH CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 758,779
Cash on deposit with clearing organization	103,108
Receivable from clearing organization	328,270
Prepaid expenses and other current assets	67,831
TOTAL CURRENT ASSETS	1,257,988
FURNITURE AND OFFICE EQUIPMENT, net	23,918
DEFERRED TAXES, NET OF ALLOWANCE	-
OTHER ASSETS	13,185
TOTAL	$ 1,295,091

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 333,930
Payables to brokers and dealers	83,599
TOTAL CURRENT LIABILITIES	417,529
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding	-
Additional paid in capital	2,500,000
Deficit	(1,622,438)
TOTAL STOCKHOLDER'S EQUITY	877,562
TOTAL	$ 1,295,091

The accompanying notes should be read with these financial statements.